SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/13/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
970,546

8. SHARED VOTING POWER
932,976

9. SOLE DISPOSITIVE POWER
970,546
_______________________________________________________

10. SHARED DISPOSITIVE POWER
932,976


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,903,522 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.14%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
970,546

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
970,546
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
970,546 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.17%

14. TYPE OF REPORTING PERSON

IC
__________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
970,546

8. SHARED VOTING POWER
932,976

9. SOLE DISPOSITIVE POWER
970,546
_______________________________________________________

10. SHARED DISPOSITIVE POWER
932,976


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,903,522 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.14%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
970,546

8. SHARED VOTING POWER
932,976

9. SOLE DISPOSITIVE POWER
970,546
_______________________________________________________

10. SHARED DISPOSITIVE POWER
932,976


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,903,522 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.14%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
970,546

8. SHARED VOTING POWER
932,976

9. SOLE DISPOSITIVE POWER
970,546
_______________________________________________________

10. SHARED DISPOSITIVE POWER
932,976


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,903,522 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.14%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed December 14, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. REASON FOR TRANSACTION

See exhibit A. Standstill Agreement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on March 9, 2016, there were 18,776,509 shares of common stock outstanding as of December 31, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of May 13, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,903,522 shares of JGV (representing 10.14% of JGV's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,903,522 shares of JGV include 970,546 shares (representing 5.17% of JGV's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity
Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,903,522 shares of JGV beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 932,976 shares (representing 4.97% of JGV's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 970,546 shares. Bulldog Investors, LLC has shared power to dispose of and vote 932,976 shares Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JGV's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 3-29-16 the following shares of JGV were purchased:

Date:		        Shares:		Price:
03/29/16		15,519		10.7091
04/04/16		8,135		10.8090
04/15/16		2,700		10.9659
04/18/16		200		11.0100
04/21/16		1,000		11.2200


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Standstill Agreement.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/17/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.


Exibit A:

                        STANDSTILL AGREEMENT

	This Standstill Agreement (the "Agreement") is made and entered into effective as of the 13th day of May, 2016 by and among Nuveen Global Equity Income Fund (together with its successors and assigns, the "Fund"), its investment adviser, Nuveen Fund Advisors, L.L.C., a Delaware limited liability company having a place of business at 333 West Wacker Drive, Chicago, Illinois ("NFA"), Bulldog Investors, LLC, a Delaware limited liability company having a place of business at Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, New Jersey ("Bulldog Investors"), and Full Value Partners L.P., a private fund managed by Bulldog Investors ("Full Value Partners" and together with Bulldog Investors, the Fund and NFA, the "parties" and each, individually, a "party") and any of each parties' members, officers, and employees (collectively, "Representatives").

	WHEREAS, certain funds and/or accounts managed by Bulldog Investors are shareholders of the Fund;

	WHEREAS, the Fund and Bulldog Investors have entered into a letter agreement regarding non-disclosure and confidentiality matters relating to the Fund dated May 2, 2016 (the "Non-Disclosure Agreement"); and

	WHEREAS, NFA expects to present for consideration by the Fund's Board of Trustees ("Board") a plan to reorganize the Fund into an existing open-fund also managed by NFA, subject to required approvals, including approval by shareholders as described below;

	NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

	1.	Nomination and Proposal Letter. Upon approval by the Board of the Reorganization (as defined in Section 2 below), the letter submitted by Phillip Goldstein to the Fund dated January 4, 2016 as a member of the general partner of Full Value Partners L.P., a private fund managed by Bulldog Investors ("Full Value Partners"), which letter advised the Fund of Full Value Partners' intent to nominate four nominees for election as trustees of the Fund and to submit a proposal for a vote by the shareholders that "The board of trustees should consider adopting a plan to afford stockholders an opportunity to realize net asset value" at the 2016 annual meeting of shareholders of the Fund (the "Nomination and Proposal Letter") shall be deemed withdrawn and Bulldog Investors and Full Value Partners each agree that neither it nor any of its Representatives will appear at the 2016 annual meeting of the Fund in person nor bring any matter before such meeting.

	2.	The Fund. NFA is expected to present to the Board a proposal for the approval and recommendation to shareholders of the Reorganization as defined below at a regularly scheduled meeting to be held May 24 - 26, 2016 (the "May Meeting"). The Fund, subject to final Board approval at the May Meeting, will convene a meeting of shareholders of the Fund for the purpose of voting on the reorganization of the Fund with and into the Nuveen NWQ Global Equity Income Fund, a series of Nuveen Investment Trust (the "Reorganization"), subject to compliance with applicable laws, rules and regulations. If the Fund's Board of Trustees has not approved the Reorganization and publicly announced such approval by May 27, 2016, this Agreement shall be null and void.

	3.	Bulldog Investors. Bulldog Investors has the power and
authority to execute, deliver and perform under this Agreement. Bulldog Investors shall vote or cause to be voted all shares of the Fund that Bulldog Investors has the power to vote, direct the vote of, or shares the power to vote, in accordance with the recommendation of the Board with respect to the Reorganization (if approved at the May Meeting) and the recommendations of the Board of the Fund for nominees to serve as Trustees of the Fund at the 2016 annual meeting of shareholders of the Fund; notwithstanding the foregoing, however, shares of the Fund held by Special Opportunities Fund, Inc., and any other closed-end investment company managed by Bulldog Investors, may be voted in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa) of the Investment Company Act of 1940.

	From the date of this Agreement until December 31, 2018 (the "Restricted Period"), Bulldog Investors shall not, directly or indirectly, with respect to the Fund, any successor fund to the Fund, or any other investment companies advised by NFA included on Schedule A hereto or that otherwise is advised by NFA after the date hereof (collectively with the Fund, the "Nuveen Funds"):
(i) submit any shareholder proposals for the vote or consent (collectively, "vote") of shareholders (whether pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or otherwise) or any proposal for consideration by a Nuveen Fund's Board of Trustees/Directors; (ii) nominate any candidate for election as a director or trustee; or (iii) solicit proxies for any shareholder proposals or nominations of candidates for election as directors or trustees. During the Restricted Period, Bulldog Investors shall not, either directly or indirectly, explicitly or implicitly, publicly or privately:
(i) encourage, recommend, advise or urge others to put forward shareholder proposals or nominations or make any filings with respect to directors or trustees of, or any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving, a Nuveen Fund;
(ii) indicate support or approval for any shareholder proposals or nominations relating to a Nuveen Fund (other than voting); (iii) solicit or encourage others or join or participate in any group to vote against any matter recommended by a Nuveen Fund's Board of Trustees/Directors; (iv) otherwise act, alone or in concert with others, to seek to influence or control the management, the Board of Trustees or policies of a Nuveen Fund; or (v) threaten to bring or bring suit against the Fund or its Board of Trustees or NFA with respect to the proposed Reorganization, other than for alleged violations of this Agreement and the Non-Disclosure Agreement. No provision of this Agreement shall be construed to prohibit Bulldog Investors from communicating to others that, other than with respect to the Reorganization and the 2016 annual meeting of shareholders of the Fund, this Agreement does not require Bulldog Investors to vote shares in a manner other than in its sole discretion.

	It is agreed and understood by the parties hereto, and Bulldog Investors hereby represents, warrants and covenants that, it has the power and authority to vote, direct the vote of, or shares the power to vote the shares of the Fund held by the members of the "Bulldog Investors Group of Funds" (as identified in that Schedule 13D/A relating to shares of the Fund, filed by Bulldog Investors on March 29, 2016), and that Bulldog Investors will perform its obligations under this Section 3 with respect to itself, all of the members of the Bulldog Investors Group of Funds and any other clients of Bulldog Investors or entities over which Bulldog Investors exercises control.

	Additionally, if the closing date of the Reorganization has not occurred on or prior to November 30, 2016, the obligations of Bulldog Investors pursuant to Section 3 of this Agreement shall be null and void and of no further force and effect.

	4.	Public Announcement. Within three business days of the date of this Agreement, the Fund or NFA shall announce publicly its plan with respect to the Reorganization and that NFA expects to submit to the Fund's Board a proposal for the approval and recommendation to shareholders of the Reorganization at the May Meeting. Subject to Bulldog Investors' approval, which shall not be unreasonably denied, such public announcement or the public announcement following the May Meeting if the Board approves the Reorganization may disclose the material terms of this Agreement, including Bulldog Investors' agreement to vote its shares in favor of the Reorganization and the election of Trustees at the Fund's 2016 annual meeting of shareholders as set forth in Section 3 of this Agreement. The restrictions set forth in the Non-Disclosure Agreement shall terminate upon issuance of any public announcement with respect to actions taken by the Board of the Fund regarding the Reorganization after the May Meeting.

	5.	No Disparagement. During the Restricted Period, each party, and their respective officers, directors and trustees, and any Nuveen Fund's investment adviser and its members, agents and employees, shall refrain from directly or indirectly disparaging or impugning, or taking any action reasonably likely to damage or impugn, the reputation of the other parties hereto or the Board, officers or investment adviser or sub-adviser of a Nuveen Fund. The foregoing shall not apply to any compelled testimony or production of information, by legal process, subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

	6.	Confidentiality. For the period from the date of this Agreement ending on the date the Fund makes the public announcement pursuant to Section 4 of this Agreement following the May Meeting, other than announcements made by the Fund or otherwise made public by the Fund, in all cases as the Fund reasonably believes to be required by applicable laws, rules or regulations, all terms and provisions of this Agreement shall remain confidential; provided, however, that any party hereto, any member of the Fund's Board, the Fund's officers, the Fund's investment adviser or sub-adviser or Bulldog Investors, may make disclosure necessary to comply with all applicable laws, rules or regulations, including applicable rules of any regulatory or self-regulatory body having jurisdiction over any such person, or legal process including but not limited to deposition, interrogatory, civil investigation, demand or similar process, subject to the provisions of the immediately succeeding paragraph and including in particular by reason of federal securities law requirements in connection with Bulldog Investors' Schedule 13D filing requirements.

	For the period set forth in the immediately preceding paragraph, in the event that any party to this Agreement or such other person described in the immediately preceding paragraph is requested or required to disclose any information regarding matters covered by this Agreement not already in the public domain (the "Information"), such person, if permitted, shall provide the other party with prompt written notice of such request or requirement so that such notified person may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver the disclosing party is nonetheless, in the opinion of its counsel, compelled by law or regulation to disclose some or all of the Information, the party required to make such disclosure may, without liability hereunder, disclose only that portion of the Information which such counsel advises is required by law or regulation to be disclosed, provided that the disclosing party exercises reasonable efforts to preserve the confidentiality of the Information, including, without limitation, by cooperating with the person seeking to protect the Information to obtain an appropriate protective order; provided, however, that all costs (including any reasonable legal fees incurred by the disclosing party) that relate to obtaining such protective order shall be borne by the person seeking to keep such Information confidential.

	7.	Notices. Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

If to the Fund or to NFA to:

Nuveen Global Equity Income Fund
c/o Nuveen Fund Advisors, L.L.C..
333 W. Wacker Drive
Chicago, Illinois  60606
Attention:  Fund Secretary
Email:  kevin.mccarthy@nuveen.com
Facsimile:  (312) 917-7952

To Bulldog Investors or Full Value Partners, by delivery to:

Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Email:  pgoldstein@bulldoginvestors.com
Facsimile:  (201) 556-0097

With copies to:

Stephanie Darling
General Counsel and Chief Compliance Officer
Bulldog Investors, LLC
250 Pehle Ave., Suite 708
Saddle Brook, NJ 07663
Email:  sdarling@bulldoginvestors.com
Facsimile: (201) 556-0097

	Such addresses may be changed from time to time by means of a notice given in the manner provided above. Delivery for all notices and other communications (other than legal process) hereunder shall be deemed effective upon receipt of such communication by personal delivery, overnight delivery or mail.

	8.	Enforcement. The parties agree that breach of this Agreement may cause immediate and irreparable harm and that, in the event of breach or threatened breach of this Agreement, each party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either party at law or in equity.

	9.	No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and permitted assigns. Neither this Agreement nor any of the benefits of this Agreement shall be assigned by a party without the prior written consent of the other parties hereto. No person not a party to this Agreement shall have any rights, benefits or obligations hereunder.

	10.	Amendments. No amendments, changes or modifications may be
made to this Agreement without the express prior written consent of each of the parties hereto.

	11.	Invalidity. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

	12.	No Waiver. No failure or delay by a party in exercising any
right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any party of any breach or default by any other party in the performance by the other party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the party against whom the waiver is sought to be charged.

	13.	Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

	14.	Applicable Law. This Agreement shall be governed by and
construed in accordance with the laws of the State of New York, without giving effect to applicable principles of conflicts of law or choice of laws of any state. In the event of any litigation between the parties concerning this Agreement, it is agreed that the venue shall be determined by the defendant and the prevailing party in any such litigation, as determined in a judgment by the court, shall be entitled to recover its fees and expenses relating to such litigation, including, but not limited to, court costs, reasonable attorney's fees, witness fees, expert fees and applicable travel expenses.

	15.	Headings. The section headings contained in this Agreement
are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

	16.	Entire Agreement. This Agreement and the Non-Disclosure
Agreement constitute the entire agreements between the parties hereto regarding the subject matter hereof. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein. This Agreement and the Non-Disclosure Agreement integrate the whole of their agreements and understandings concerning the same. No prior oral or written representations or understandings concerning the subject matter hereof will operate to amend, supersede or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.




         [The remainder of this page left blank intentionally.]




	IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

NUVEEN GLOBAL EQUITY INCOME FUND

By: /s/ Kevin J. McCarthy
Name: Kevin J. McCarthy
Title:  Vice President

NUVEEN FUND ADVISORS L.L.C.

By: /s/ Kevin J. McCarthy
Name: Kevin J. McCarthy
Title:  Executive Vice President

BULLDOG INVESTORS, LLC

By:  /s/ Phillip Goldstein
Name: Phillip Goldstein
Title:  Member

FULL VALUE PARTNERS L.P.

By:  /s/ Phillip Goldstein
Name: Phillip Goldstein
Title:  Member of the General Partner











                              SCHEDULE A

        Investment Companies Advised by Nuveen Fund Advisors, L.L.C.

NUVEEN CLOSED-END FUNDS

				           	         TICKER SYMBOLS
Diversified Real Asset Income Fund 				DRA
Nuveen All Cap Energy MLP Opportunities Fund			JMLP
Nuveen AMT-Free Municipal Income Fund				NEA
Nuveen AMT-Free Municipal Value Fund 				NUW
Nuveen Arizona Premium Income Municipal Fund			NAZ
Nuveen Build America Bond Fund					NBB
Nuveen Build America Bond Opportunity Fund			NBD
Nuveen California AMT-Free Municipal Income Fund		NKX
Nuveen California Dividend Advantage Municipal Fund 2		NVX
Nuveen California Dividend Advantage Municipal Fund 3		NZH
Nuveen California Dividend Advantage Municipal Fund		NAC
Nuveen California Municipal Value Fund 2			NCB
Nuveen California Municipal Value Fund, Inc.			NCA
Nuveen California Select Tax-Free Income Portfolio		NXC
Nuveen Connecticut Premium Income Municipal Fund		NTC
Nuveen Core Equity Alpha Fund					JCE
Nuveen Credit Strategies Income Fund				JQC
Nuveen Diversified Dividend and Income Fund			JDD
Nuveen Dividend Advantage Municipal Fund 			NAD
Nuveen Dow 30SM Dynamic Overwrite Fund				DIAX
Nuveen Energy MLP Total Return Fund				JMF
Nuveen Enhanced AMT-Free Municipal Credit Opportunities Fund	NVG
Nuveen Enhanced Municipal Credit Opportunities Fund 		NZF
Nuveen Enhanced Municipal Value Fund				NEV
Nuveen Flexible Investment Income Fund				JPW
Nuveen Floating Rate Income Fund				JFR
Nuveen Floating Rate Income Opportunity Fund			JRO
Nuveen Georgia Dividend Advantage Municipal Fund 2		NKG
Nuveen Global Equity Income Fund,				JGV
Nuveen Global High Income Fund					JGH
Nuveen High Income 2020 Target Term Fund			JHY
Nuveen High Income December 2018 Target Term Fund		JHA
Nuveen High Income December 2019 Target Term Fund 		JHD
Nuveen Intermediate Duration Municipal Term Fund		NID
Nuveen Intermediate Duration Quality Municipal Term Fund	NIQ
Nuveen Investment Quality Municipal Fund, Inc.			NQM
Nuveen Maryland Premium Income Municipal Fund			NMY
Nuveen Massachusetts Premium Income Municipal Fund		NMT
Nuveen Michigan Quality Income Municipal Fund			NUM
Nuveen Minnesota Municipal Income Fund				NMS
Nuveen Missouri Premium Income Municipal Fund			NOM
Nuveen Mortgage Opportunity Term Fund 2				JMT
Nuveen Mortgage Opportunity Term Fund				JLS
Nuveen Multi-Market Income Fund					JMM
Nuveen Municipal 2021 Target Term fund, effective 1/26/16	NHA
Nuveen Municipal High Income Opportunity Fund			NMZ
Nuveen Municipal Income Fund, Inc.				NMI
Nuveen Municipal Market Opportunity Fund, Inc.			NMO
Nuveen Municipal Value Fund, Inc.				NUV
Nuveen NASDAQ 100 Dynamic Overwrite Fund 			QQQX
Nuveen New Jersey Dividend Advantage Municipal Fund 		NXJ
Nuveen New Jersey Municipal Value Fund				NJV
Nuveen New York AMT-Free Municipal Income Fund			NRK
Nuveen New York Dividend Advantage Municipal Fund		NAN
Nuveen New York Municipal Value Fund 2				NYV
Nuveen New York Municipal Value Fund, Inc.			NNY
Nuveen New York Select Tax-Free Income Portfolio		NXN
Nuveen North Carolina Premium Income Municipal Fund		NNC
Nuveen Ohio Quality Income Municipal Fund			NUO
Nuveen Pennsylvania Investment Quality Municipal Fund		NQP
Nuveen Pennsylvania Municipal Value Fund 			NPN
Nuveen Performance Plus Municipal Fund, Inc.			NPP
Nuveen Preferred and Income Term Fund 				JPI
Nuveen Preferred Income Opportunities Fund 			JPC
Nuveen Preferred Securities Income Fund				JPS
Nuveen Premier Municipal Income Fund, Inc.			NPF
Nuveen Premium Income Municipal Fund 2, Inc.			NPM
Nuveen Premium Income Municipal Fund, Inc.			NPI
Nuveen Real Asset Income and Growth Fund 			JRI
Nuveen Real Estate Income Fund					JRS
Nuveen S&P 500 Buy-Write Income Fund 				BXMX
Nuveen S&P 500 Dynamic Overwrite Fund 				SPXX
Nuveen Select Maturities Municipal Fund				NIM
Nuveen Select Quality Municipal Fund, Inc.			NQS
Nuveen Select Tax-Free Income Portfolio 2			NXQ
Nuveen Select Tax-Free Income Portfolio 3			NXR
Nuveen Select Tax-Free Income Portfolio				NXP
Nuveen Senior Income Fund 					NSL
Nuveen Short Duration Credit Opportunities Fund			JSD
Nuveen Tax-Advantaged Dividend Growth Fund			JTD
Nuveen Tax-Advantaged Total Return Strategy Fund		JTA
Nuveen Texas Quality Income Municipal Fund			NTX
Nuveen Virginia Premium Income Municipal Fund			NPV

NUVEEN MUTUAL FUNDS

1.	NUVEEN MUNICIPAL TRUST
Nuveen All-American Municipal Bond Fund
Nuveen High Yield Municipal Bond Fund
Nuveen Inflation Protected Municipal Bond Fund
Nuveen Intermediate Duration Municipal Bond Fund
Nuveen Limited Term Municipal Bond Fund
Nuveen Short Duration High Yield Municipal Bond Fund
Nuveen Strategic Municipal Opportunities Fund


2.	NUVEEN MULTISTATE TRUST I
Nuveen Arizona Municipal Bond Fund
Nuveen Colorado Municipal Bond Fund
Nuveen Maryland Municipal Bond Fund
Nuveen New Mexico Municipal Bond Fund
Nuveen Pennsylvania Municipal Bond Fund
Nuveen Virginia Municipal Bond Fund


3.	NUVEEN MULTISTATE TRUST II
Nuveen California Municipal Bond Fund
Nuveen California High Yield Municipal Bond Fund
Nuveen Connecticut Municipal Bond Fund
Nuveen Massachusetts Municipal Bond Fund
Nuveen New Jersey Municipal Bond Fund
Nuveen New York Municipal Bond Fund

4.	NUVEEN MULTISTATE TRUST III
Nuveen Georgia Municipal Bond Fund
Nuveen Louisiana Municipal Bond Fund
Nuveen North Carolina Municipal Bond Fund
Nuveen Tennessee Municipal Bond Fund

5.	NUVEEN MULTISTATE TRUST IV
Nuveen Kansas Municipal Bond Fund
Nuveen Kentucky Municipal Bond Fund
Nuveen Michigan Municipal Bond Fund
Nuveen Missouri Municipal Bond Fund
Nuveen Ohio Municipal Bond Fund
Nuveen Wisconsin Municipal Bond Fund


6.	NUVEEN INVESTMENT TRUST
	Nuveen Concentrated Core Fund
	Nuveen Core Dividend Fund
	Nuveen Equity Market Neutral Fund
	Nuveen Global Total Return Bond Fund
	Nuveen Intelligent Risk Conservative Allocation Fund
	Nuveen Intelligent Risk Growth Allocation Fund
	Nuveen Intelligent Risk Moderate Allocation Fund
	Nuveen Large Cap Core Fund
	Nuveen Large Cap Core Plus Fund
	Nuveen Large Cap Growth Fund
	Nuveen Large Cap Value Fund
	Nuveen NWQ Global Equity Fund
Nuveen NWQ Global Equity Income Fund
	Nuveen NWQ Large-Cap Value Fund
	Nuveen NWQ Multi-Cap Value Fund
	Nuveen NWQ Small/Mid-Cap Value Fund
	Nuveen NWQ Small-Cap Value Fund
	Nuveen Tradewinds Value Opportunities Fund
	Nuveen U.S. Infrastructure Bond Fund

7.	NUVEEN INVESTMENT TRUST II

Nuveen Equity Long/Short Fund
Nuveen Global Growth Fund
Nuveen Growth Fund
Nuveen International Growth Fund
Nuveen Santa Barbara Dividend Growth Fund
Nuveen Santa Barbara Global Dividend Growth Fund
Nuveen Santa Barbara International Dividend Growth Fund
Nuveen Symphony Dynamic Equity Fund
Nuveen Symphony International Equity Fund
Nuveen Symphony Large-Cap Growth Fund
Nuveen Symphony Low Volatility Equity Fund
Nuveen Symphony Mid-Cap Core Fund
Nuveen Symphony Small Cap Core Fund
Nuveen Tradewinds Emerging Markets Fund
Nuveen Tradewinds Global All-Cap Fund
Nuveen Tradewinds International Value Fund
Nuveen Tradewinds Japan Fund
Nuveen Winslow Large-Cap Growth Fund
Nuveen Winslow Managed Volatility Equity Fund


8.	NUVEEN INVESTMENT TRUST III

	Nuveen Symphony Credit Opportunities Fund
	Nuveen Symphony Floating Rate Income Fund
	Nuveen Symphony High Yield Bond Fund
	Nuveen Symphony Dynamic Credit Fund


9.	NUVEEN INVESTMENT TRUST V

	Nuveen Preferred Securities Fund
	Nuveen NWQ Flexible Income Fund
	Nuveen Gresham Diversified Commodity Strategy Fund
	Nuveen Gresham Long/Short Commodity Strategy Fund

10.	NUVEEN MANAGED ACCOUNTS PORTFOLIOS TRUST

Municipal Total Return Managed Accounts Portfolio



11.	NUVEEN INVESTMENT FUNDS, INC.

Nuveen Core Bond Fund
Nuveen Core Plus Bond Fund
Nuveen Dividend Value Fund
Nuveen Equity Index Fund
Nuveen Global Infrastructure Fund
Nuveen High Income Bond Fund
Nuveen Inflation Protected Securities Fund
Nuveen Intermediate Government Bond Fund
Nuveen Large Cap Growth Opportunities Fund
Nuveen Large Cap Select Fund
Nuveen Mid Cap Growth Opportunities Fund
Nuveen Mid Cap Index Fund
Nuveen Mid Cap Value Fund
Nuveen Minnesota Intermediate Municipal Bond Fund
Nuveen Minnesota Municipal Bond Fund
Nuveen Nebraska Municipal Bond Fund
Nuveen Oregon Intermediate Municipal Bond Fund
Nuveen Real Asset Income Fund
Nuveen Real Estate Securities Fund
Nuveen Short Term Municipal Bond Fund
Nuveen Short Term Bond Fund
Nuveen Small Cap Growth Opportunities Fund
Nuveen Small Cap Index Fund
Nuveen Small Cap Select Fund
Nuveen Small Cap Value Fund
Nuveen Strategic Income Fund
Nuveen Tactical Market Opportunities Fund

12.	NUVEEN STRATEGY FUNDS, INC.

Nuveen Strategy Aggressive Growth Allocation Fund
Nuveen Strategy Balanced Allocation Fund
Nuveen Strategy Conservative Allocation Fund
Nuveen Strategy Growth Allocation Fund